United States securities and exchange commission logo





                 September 14, 2022

       Pijun Liu
       Chief Executive Officer
       WeTrade Group Inc.
       Room 101, Level 1 Building 8
       No 18, Kechuang 10th Street
       Beijing Economic and Technological Development Zone
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267362

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Yarona L. Yieh, Esq.